UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25/A

SEC File Number

000-51132

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: April 30, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________

PART I -- REGISTRANT INFORMATION

Major League Football, Inc.
Full Name of Registrant

Former Name if Applicable

6230 University Parkway, Suite 301
Address of Principal Executive Office (Street and Number)

Lakewood Ranch, FL 34240
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Major League Football, Inc. (the “Company” or “MLFB”) was unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year end April 30, 2017 within the prescribed time period without unreasonable effort or expense because it required additional time to complete supporting documentation with respect to its financial statements and additional time to assess the effectiveness of internal control over financial reporting. Subsequent to the filing of the Initial Form 12b-25, the Company has determined that it will be unable to file the Form 10-K within 15 days of the prescribed due date for the filing of the Form 10-K, as it completes the transition of new management. The Company has engaged its outside accountant and auditor as of August 14, 2017, to prepare the annual financial statements and conduct the annual audit of the financial statements to be included in the Form 10-K. The Company intends to file the Form 10-K as soon as practicable.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jerry C. Craig	(774)	213-1995
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Major League Football, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 15, 2017	By:	/s/ Jerry C. Craig
President and CEO

Exhibit: 99.05 Letter of Salberg & Co.
Exhibit: 99.06 Letter of BHDH Management

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